Capitalisation and Indebtedness	Exhibit 99.3

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2014. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 30 June 2014

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	21

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	132

Group shareholders’ equity	£m

Called up share capital	2,387

Share premium account	12,092

Other reserves	(1,043)

Other equity instruments	4,350

Other shareholders’ funds	485

Retained earnings	44,718

Shareholders’ equity excluding non-controlling interests	62,989

Non-controlling interests	2,130

Total shareholders’ equity	65,119

Group indebtedness(1)

Subordinated liabilities(2)	19,812

Debt securities in issue	83,832

Total indebtedness	103,644

Total capitalisation and indebtedness	168,763

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	13,777

Performance guarantees, acceptances and endorsements	5,062

Total contingent liabilities	18,839

Documentary credits and other short-term trade related transactions	1,098

Standby facilities, credit lines and other commitments(3)	282,071

1.	“Group indebtedness” includes interest accrued as at 30 June 2014 in accordance with International Financial Reporting Standards.
2.	Subordinated liabilities increased by £1.1bn to £20.9bn at 30 September 2014 following the issuance of US$1,250m 4.375% Fixed Rate Subordinated Notes due 2024 to Barclays PLC on 11 September 2014.
3.	Standby facilities, credit lines and other commitments increased by £14.8bn to £297bn at 30 September 2014.

Barclays Bank PLC	1